Exhibit (a)(5)

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                              FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces an extension of the tender offer for Consolidated Resources Health Care Fund II

Moraga, Calif. (Market Wire)--August 21, 2006-- MPF-NY 2006, LLC; Steven Gold; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; SCM Special Fund, LLC; Moraga Gold, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Senior Note Program I, LP; MP Value Fund 6, LLC; MPF Special Fund 8, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP (the "Purchasers") have extended the expiration date with respect to their tender offer for units of limited partnership interests (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership"), through September 8, 2006.

As of the date hereof, a total of 151 Units have been tendered by unitholders and not withdrawn. No other Units have been tendered to date.

Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplemental Letter to Unitholders, the Letter of Transmittal, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Unitholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 224
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556